UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

AMENDMENT NO. 3
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13e
OF THE SECURITIES EXCHANGE ACT OF 1934

VESTIN REALTY MORTGAGE II, INC.
______________________________________________
(Name of the Issuer)

VESTIN REALTY MORTGAGE II, INC.
MICHAEL V. SHUSTEK
______________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value
______________________________________________
(Title of Class of Securities)

92549X 201
______________________________________________
(CUSIP Number of Class of Securities)

 Michael V. Shustek
President and Chief Executive Officer
VESTIN REALTY MORTGAGE II, INC.
8880 W. Sunset Road, Suite 200,
Las Vegas, Nevada 89148
(702) 227-0965
______________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Ben Chung, Esq.
Morrison & Foerster LLP
707 Wilshire Blvd.
Los Angeles, CA 90017
(213) 892-5562

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[_]	The filing of a registration statement under the Securities Act of 1933.
c.	[_]	A tender offer.
d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
Check the following box if the filing is a final amendment reporting the results of the transaction. [_]

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,219,730.83	$ 122.83

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 457,771 shares of Common Stock of the Company at $2.6645 per share in cash (or the closing price of a share of a Common Stock on NASDAQ on September 15, 2016), in lieu of issuing fractional shares to holders of less than 1,000 shares of Common Stock. Actual amounts paid for fractional shares will equal the Cash-Out-Payment (as defined herein).

** Previously paid. The amount of the filing fee, calculated, in accordance with Rule 0-11(b) and the Commission's Fee Rate Advisory for Fiscal Year 2016, equals 0.0001007 ($100.70 per million dollars) multiplied by the Total Transaction Value.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 to this Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3"), is being filed by Vestin Realty Mortgage II, Inc., a Maryland corporation (the "Company"), and Michael V. Shustek, Chief Executive Officer and Chairman of the Company, in connection with a proposed going private transaction. At the annual meeting of stockholders, the Company's stockholders of record will vote on approval of amendments to the Company's Articles of Incorporation to effect a 1-for-1,000 reverse stock split of the common stock, par value $0.0001 per share, of the Company (the "Common Stock") which would result in (i) holdings prior to such split of fewer than 1,000 shares of Common Stock being converted into a fractional share, which will then be immediately cancelled and converted into a right to receive the "Cash-Out-Payment" as described in the Proxy Statement (defined below), and (ii) the Company having fewer than 300 stockholders of record, allowing the Company to deregister its Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act"), and avoid the costs associated with being a public reporting company.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") concurrently with the filing of Amendment No. 3 to the Company's proxy statement on Schedule 14A (as amended, the "Proxy Statement"), pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Summary of Terms of Reverse Stock Split"

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject Company is Vestin Realty Mortgage II, Inc., a Maryland corporation. Vestin Realty Mortgage II, Inc.'s executive offices are located at 8880 W. Sunset Road, Suite 200, Las Vegas, Nevada 89148. Vestin Realty Mortgage II, Inc.'s telephone number is (702) 227-0965.

(b) Securities. The subject class of equity securities to which this Schedule relates is the Company's Common Stock, $0.0001 par value, of which 2,384,179 shares were outstanding as of September 30, 2016.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Market Information"

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Dividend Policy"

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split – Purchases of Equity Securities by the Issuer and Affiliated Purchasers"

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003

(a) Name and Address. Vestin Realty Mortgage II, Inc. and Michael V. Shustek are the filing persons.  Vestin Realty Mortgage II, Inc. is the subject company. The business address and telephone number of the Vestin Realty Mortgage II, Inc. are set forth under Item 2(a) of this Schedule 13E-3.  Mr. Shustek, who is the Chief Executive Officer, President and a director and shareholder of the Company, is an affiliate of the Company.

The information on directors and/or executive officers of Vestin Realty Mortgage II, Inc. set forth in the Proxy Statement entitled "Election of Directors," "Management,"  "Securities Ownership of Certain Beneficial Owners and Management," and "Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split" and the information on directors and/or executive officers set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 entitled "Directors, Executive Officers and Corporate Governance" are incorporated herein by reference.

   The business address and telephone number for all of the directors and executive officers is c/o Vestin Realty Mortgage II, Inc., 8880 W. Sunset Road, Suite 200, Las Vegas, Nevada 89148 and (702) 227-0965.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Election of Directors"
"Management"
"Securities Ownership of Certain Beneficial Owners and Management"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"

(3) Michael V. Shustek has not been convicted in a criminal proceeding during the past five years

(4) Michael V. Shustek has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) Michael V. Shustek is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Exchange of Stock Certificate"
"Special Factors – Proposal No. 1 Reverse Stock Split - Effect on Beneficial Owners"
"Special Factors – Proposal No. 1 Reverse Stock Split - Effect on Registered Book-Entry Holders"
"Special Factors – Proposal No. 1 Reverse Stock Split - Accounting Consequences"
"Special Factors – Proposal No. 1 Reverse Stock Split - No Appraisal Rights"
"Special Factors – Proposal No. 1 Reverse Stock Split - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Vote Required"
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"
"Special Factors – Proposal No. 1 Reverse Stock Split - Market Information"
"Special Factors – Proposal No. 1 Reverse Stock Split - Dividend Policy"

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Exchange of Stock Certificate"

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - No Appraisal Rights"

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Form 10-K"
"Important Notice Regarding the Availability of Proxy Material for the 2016 Annual Meeting of Stockholders"

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A 1005

(a) Transactions. The information set forth in the Proxy Statement entitled "Transactions with Related Persons," and "Securities Ownership of Certain Beneficial Owners and Management" and the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 entitled "Certain Relationships and Related Transactions and Director Independence" is incorporated herein by reference.

(b) Significant Corporate Events.  None.

(c) Negotiations or Contacts. None.

(e) Agreements involving the Company's Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split – Purchases of Equity Securities by the Issuer and Affiliated Purchasers"

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Exchange of Stock Certificate"
"Special Factors – Proposal No. 1 Reverse Stock Split - Effect on Beneficial Owners"
"Special Factors – Proposal No. 1 Reverse Stock Split - Effect on Registered Book-Entry Holders"
"Special Factors – Proposal No. 1 Reverse Stock Split - Accounting Consequences"
"Special Factors – Proposal No. 1 Reverse Stock Split - No Appraisal Rights"
"Special Factors – Proposal No. 1 Reverse Stock Split - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Vote Required"
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"
"Special Factors – Proposal No. 1 Reverse Stock Split - Market Information"
"Special Factors – Proposal No. 1 Reverse Stock Split - Dividend Policy"

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Exchange of Stock Certificate"
"Special Factors – Proposal No. 1 Reverse Stock Split - Effect on Beneficial Owners"
"Special Factors – Proposal No. 1 Reverse Stock Split - Effect on Registered Book-Entry Holders"
"Special Factors – Proposal No. 1 Reverse Stock Split - Accounting Consequences," "No Appraisal Rights"
"Special Factors – Proposal No. 1 Reverse Stock Split - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"
"Special Factors – Proposal No. 1 Reverse Stock Split - Market Information"
"Special Factors – Proposal No. 1 Reverse Stock Split - Dividend Policy"

ITEM 8. FAIRNESS OF THE TRANSACTION.

Regulation M-A 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Treatment of Fractional Shares"
"Special Factors – Proposal No. 1 Reverse Stock Split - Advantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Summary of Terms of Reverse Stock Split – Stockholder Approval"
"Special Factors – Proposal No. 1 Reverse Stock Split - Vote Required"

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Alternatives Considered"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Recommendation of the Board"

(f) Other Offers. None

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

  Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"General Information About Voting - Who pays for this proxy solicitation?"
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"

(d) Borrowed Funds.  Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Security Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
"Securities Ownership of Certain Beneficial Owners and Management"

(b) Securities Transactions.  None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Recommendation of the Board"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"

(e) Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split - Board Deliberations"
"Special Factors – Proposal No. 1 Reverse Stock Split - Purpose of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Fairness of the Reverse Stock Split"
"Special Factors – Proposal No. 1 Reverse Stock Split - Recommendation of the Board"
"Special Factors – Proposal No. 1 Reverse Stock Split - Principal Effects of the Reverse Stock Split"

ITEM 13. FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a) Financial Information. (1) The audited consolidated financial statements set forth in our Annual Reports on Form 10-K for the years ended December 31, 2015 and December 31, 2014; and (2) the unaudited consolidated financial statement set forth in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Summary Financial Information"

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"General Information About Voting - Who pays for this proxy solicitation?"
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"General Information About Voting - Who pays for this proxy solicitation?"
"Special Factors – Proposal No. 1 Reverse Stock Split - Cost/Source of Funds and Expenses"

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
"Special Factors – Proposal No. 1 Reverse Stock Split – Principal Effects of the Reverse Stock Split"
"Securities Ownership of Certain Beneficial Owners and Management"

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Regulation M-A Item 1016

 (a) None.

(b) None.

(c) None.

(d) None.

(f) Not applicable.

(g) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Vestin Realty Mortgage II, Inc.

By: /s/ Michael V. Shustek
Name: Michael V. Shustek
Title: President and Chief Executive Officer
Dated: December 5, 2016

 By: /s/ Michael V. Shustek
Name: Michael V. Shustek
Dated: December 5, 2016